QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

RISK FACTORS

Our Future Depends on the Successful Growth of the Bank and Finance Maryland

        Our primary business activity for the foreseeable future will be to act as a financial holding company. Our future profitability will therefore depend on the success and growth of First Mariner Bank (the "Bank") and Finance Maryland, LLC ("Finance Maryland"). Our growth will depend, in large, part on our ability to leverage our existing infrastructure. The inability of the Bank to expand its business without substantially increasing the number of branches, the inability of our mortgage division to grow its residential mortgage business, or the inability of Finance Maryland to grow its consumer portfolio may prevent us from realizing our growth objectives.

A Significant Amount of Our Business is Concentrated in Real Estate Lending, and Most of this Lending Involves Maryland Real Estate

        Approximately 27% of our loans are commercial and consumer real estate development and construction loans, which are secured by the real estate being developed in each case. In addition to the risk that the market values of the real estate securing these loans may deteriorate, these loans are also subject to the development risks that the projects will not be completed in a timely manner, or according to original specifications. Real estate development and construction projects that are not completed in a timely manner, or according to original specifications, are generally less marketable than projects that are fully developed. The loans underlying such projects may be subject to greater losses in the event that the real estate collateral becomes the source of repayment.

        In addition to the financial strength and cash flow characteristics of the borrower in each case, the Bank often secures its loans with real estate collateral. At December 31, 2003, approximately 81% of the Bank's loans have real estate as a primary, secondary or tertiary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower, and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

        Additionally, because most of our loans are concentrated in Maryland, a decline in local economic conditions could adversely affect the values of real estate in Maryland. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

Mortgage Banking Activities Generate a Significant Portion of Our Noninterest Income

        A significant portion of our business involves making residential mortgage loans through our mortgage division, which accounted for over 33% of our noninterest income for the year ended December 31, 2003. Real estate loan origination activity, including refinancings, generally is greater during periods of low or declining interest rates, and favorable economic conditions and has been favorably affected by relatively lower market interest rates during the past three years. There is no assurance that such favorable conditions will continue; any adverse change in market conditions could have an adverse impact on our earnings. Moreover, most of our residential mortgage loans are secured by Maryland real estate, therefore, a decline in local economic conditions could also adversely impact our earnings.

We May Experience Loan Losses in Excess of the Allowance

        The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality.

Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if regulatory authorities require the Bank or Finance Maryland to increase the allowance for loan losses as a part of their examination process, our earnings and capital could be significantly and adversely affected.

        As of December 31, 2003, the allowance for loan losses was approximately $8.7 million, which represented 1.43% of outstanding loans, net of unearned income. At such date, we had non-accruing loans totaling $4.8 million. Management actively administers its non-accruing loans in an effort to minimize credit losses. Although management believes that its allowance for loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. Further, although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to non-performing or performing loans. Material additions to the allowance for loan losses would result in a decrease in net income and capital, and could have a material adverse effect on us.

Some of Our Assets are Classified as Non-Performing Assets that May Lose Further Value

        The Bank and Finance Maryland have non-performing assets, which include non-accruing loans and property, (including real estate), on which we have foreclosed because of the borrower's default. Although we have written down the values of these non-performing assets to their estimated fair market values, there is a possibility that earnings could be further reduced in the event that the eventual values of these non-performing assets are, or become less than, the values that we have assigned.

Interest Rates and Other Economic Conditions Will Impact Our Results of Operations

        Results of operations for financial institutions, including us, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Our profitability is, in part a function of the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities, (i.e., net interest income), including advances from the Federal Home Loan Bank of Atlanta (the "FHLB"). Interest rate risk arises from mismatches, (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time period is considered asset-sensitive and is reflected as a positive gap; more liabilities repricing or maturing than assets over a given time period is considered liability-sensitive and is reflected as negative gap. An asset-sensitive position, (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap), will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. We have attempted to structure our asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates.

The Market Value of Our Investments Could Decline

        Our entire investment securities portfolio as of December 31, 2003 has been designated as available-for-sale pursuant to Statement of Financial Accounting Standards No. 115, ("SFAS 115"), relating to accounting for investments. SFAS 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in stockholders' equity, (net of tax), as accumulated other comprehensive income. At

December 31, 2003, we maintained $288.4 million or 27% of our total assets in securities available-for-sale.

        Furthermore, sales of such securities in the past have been one of the sources of our net income. In fiscal year 2003, income from such sales totaled $1.371 million. There can be no assurance that future market performance of our investment portfolio will continue to enable us to realize income from sales of securities. Stockholders' equity will continue to reflect the unrealized gains and losses, (net of tax), of these investments. There can be no assurance that the market value of our investment portfolio will not decline, causing a corresponding decline in stockholders' equity.

        Management believes that several factors will affect the market values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation, and the slope of the interest rate yield curve (the yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates). Additionally, we own trust preferred securities issued by other financial institutions that have an amortized cost of $22.2 million and that were carried at an estimated fair value of $23.0 million at December 31, 2003. Our return on these securities could be limited by a number of factors, including, but not limited to, the institutions' default on, or deferral of, their obligations to make the required distributions under these securities. Further, the values of these securities may be adversely affected by the deterioration of the financial conditions of these financial institutions. Also, the passage of time will affect the market values of our investment securities, in that the closer they are to maturing, the closer the market price should be to par value. These and other factors may impact specific categories of the portfolio differently, and we cannot predict the effect these factors may have on any specific category.

Our Ability to Pay Cash Dividends is Limited

        Holders of shares of our common stock are entitled to dividends if, when, and as declared by our board of directors out of funds legally available for that purpose. Although the board of directors has declared cash dividends in the past, it has discontinued such payments to conserve cash and capital resources and does not intend to declare cash dividends until current earnings are sufficient to generate adequate internal capital to support growth. Our current ability to pay dividends is largely dependent upon the receipt of dividends from the Bank. Federal and state laws impose restrictions on the ability of the Bank to pay dividends. Additional restrictions are placed upon us by the policies of federal regulators, including the FRB's November 14, 1985 policy statement, which provides that bank holding companies should pay dividends only out of the past year's net income, and then only if their prospective rate of earnings retention appears consistent with their capital needs, asset quality, and overall financial condition.

        Our ability to pay dividends is further subject to our ability to make payments of interest under junior subordinated debentures due 2028 held by our statutory trusts Mariner Capital Trust II, III, IV and V ("the trusts"). These payments are necessary to fund the distributions that MCT and the trusts each must pay to holders of its trust preferred securities (collectively, the "Mariner Trust Preferred Securities"). If we are unable to make such payments, if we determine to defer such payments, or if we default under our other obligations in connection with the Mariner Trust Preferred Securities, we will not be permitted to pay dividends to holders of our common stock until such time as we recommence making payments or are not otherwise in default.

        In general, future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including the future earnings, capital requirements, regulatory constraints, and our financial condition as well as that of the Bank and Finance Maryland.

Our Management Controls a Significant Percentage of Our Stock

        At December 31, 2003, our directors and executive officers beneficially owned 1,936,698 shares of our common stock (either directly or with options or warrants), or 29.25% of our outstanding shares of common stock. Edwin F. Hale, Sr., who is our Chairman, Chief Executive Officer, and largest stockholder, beneficially owns 1,312,656 shares of common stock, or 20.43% of our outstanding shares of common stock as of December 31, 2003. Because of the large percentage of stock held by our directors and executive officers, these persons could influence the outcome of any matter submitted to a vote of our stockholders.

Our Stock is Not Heavily Traded

        The average daily trading volume of our shares on The Nasdaq National Market for the 12 months ended December 31, 2003 was approximately 10,000 shares. Thus, our common stock is not heavily traded and can be more volatile than stock trading in an active public market. Factors such as our financial results, the introduction of new products and services by us or our competitors, and various factors affecting the banking industry generally may have a significant impact on the market price of our common stock. We cannot predict the extent to which an active public market for our common stock will develop or be sustained. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, our stockholders may not be able to trade large blocks of shares at the volumes, prices, or times that they desire.

Our Stock is Not Insured

        Investments in the shares of our common stock are not deposits and are not insured against loss by the government.

We Operate in a Competitive Market

        We operate in a competitive environment, competing for deposits, loans and customers with commercial banks, thrifts, finance companies, and other financial entities. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market and mutual funds and other investment alternatives. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, consumer finance companies, credit unions and other financial intermediaries. Many of the financial intermediaries operating in our market area offer certain services, such as trust, investment and international banking services, which we do not offer. In addition, companies with a larger capitalization and financial intermediaries not subject to regulatory restrictions, have larger lending limits, and are thereby able to serve the needs of larger customers. Finally, our continued growth and profitability will depend upon our ability to attract and retain skilled managerial, marketing and technical personnel. Competition for qualified personnel in the banking industry is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel.

Our Industry is Heavily Regulated; Significant Regulatory Changes Could Adversely Affect Our Operations

        Our operations and those of the Bank are and will be affected by current and future legislation and by the policies established from time to time by various federal and state regulatory authorities. The Bank is subject to supervision and periodic examination by the FDIC and the Maryland Commissioner. We are subject to supervision by the FRB. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution's growth, and the return to its investors, by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits, expansion of branch offices, and the offering of securities or trust services. The Bank is also subject to capitalization guidelines established by federal law and could be subject to enforcement actions to the extent that the Bank is found by regulatory examiners to be undercapitalized. It is not possible to predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our future business and earnings prospects, as well as those of the Bank. We also cannot predict the nature or the extent of the effect on our business and earnings of future fiscal or monetary policies, economic controls, or new federal or state legislation. Further, the cost of compliance with regulatory requirements may adversely affect our ability to operate profitably.

We May be Adversely Affected by Recent Legislation

        The federal Gramm-Leach-Bliley Act, ("GLBA"), was signed into law on November 12, 1999. Among other things, GLBA repeals restrictions on banks affiliating with securities firms. It also permits bank holding companies that become financial holding companies to engage in additional financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities that are currently not permitted for bank holding companies. GLBA may have the result of increasing the competition we face from larger banks and other companies. It is not possible to predict the full effect that GLBA will have on us.

        In addition, recent changes in other federal banking laws facilitate interstate branching and merger activity among banks. Such changes may result in an even greater degree of competition in the banking industry and we may be brought into competition with institutions with which we do not presently compete. From time to time other changes are proposed to laws affecting the banking industry, and these changes could have a material effect on our business and prospects. Our future profitability may be adversely affected by increased competition resulting from this legislation. See "Business—Competition" and "Supervision and Regulation—Interstate Banking Legislation."

We May be Unable to Keep Pace with Developments in Technology

        We use various technologies in our business, including telecommunication, data processing, computers, automation, internet-based banking, and debit cards. Technology changes rapidly. Our ability to compete successfully with other banks and non-banks may depend on whether we can exploit technological changes. We may not be able to exploit technological changes, and any investment we do make may not make us more profitable.

Contracts With Our Officers May Discourage a Takeover or Adversely Affect Our Takeover Value

        We have entered into change in control agreements with 6 of our officers. These agreements provide for a payment to each officer of a multiple (ranging from 1 to 2.99) of his or her salary and bonus upon the occurrence of either a change in control that results in the loss of employment or a significant change in his or her employment. Thus, we may be required to make significant payments in the event that the rights under these agreements are triggered by a change in control. As a result, these contracts may discourage a takeover, or adversely affect the consideration payable to stockholders in the event of a takeover.

Our Articles of Incorporation and Bylaws May Discourage a Corporate Takeover

        Our Amended and Restated Articles of Incorporation, ("Articles")and Amended and Restated Bylaws ("Bylaws"), contain certain provisions designed to enhance the ability of the board of directors to deal with attempts to acquire control of the Company. These provisions provide for the classification of our board of directors into three classes; directors of each class serve for staggered three year periods. The Articles also provide for supermajority voting provisions for the approval of certain business combinations. Although these provisions do not preclude a takeover, they may have the effect of discouraging a future takeover attempt which would not be approved by our board of directors, but pursuant to which stockholders might receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction might not have the opportunity to do so. Such provisions will also render the removal of our board of directors and of management more difficult and, therefore, may serve to perpetuate current management. Further, such provisions could potentially adversely affect the market price of the common stock.

QuickLinks

RISK FACTORS